UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

FIRST MID-ILLINOIS BANCSHARES, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	37-1103704
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1421 Charleston Avenue
Mattoon, IL	61938
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $4.00 per share Common Stock Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

Securities Act registration statement file number to which this form relates: Not applicable.
Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1.        Description of Registrant’s Securities to be Registered
This registration statement on Form 8-A is being filed with the U.S. Securities and Exchange Commission in connection with the transfer of the shares of common stock of First Mid-Illinois Bancshares, Inc. (the “Company”), par value $4.00 per share (the “Common Stock”), and related common stock purchase rights (the “Rights”), from the OTC Bulletin Board to a listing on the NASDAQ Global Market. On April 28, 2014, the Company received approval to have its Common Stock and the Rights listed on the NASDAQ Global Market and anticipates commencement of trading of its Common Stock and Rights on the NASDAQ Global Market on May 12, 2014.

The Company’s authorized capital stock consists of 18,000,000 shares of Common Stock, $4.00 par value per share, and 1,000,000 shares of preferred stock, without par value per share. All of our outstanding shares of Common Stock are fully paid and non-assessable.

Holders of Common Stock are entitled to receive such dividends as are declared by the Company’s board of directors. The declaration of dividends on Common Stock may be subject to the terms of preferred stock of the Company, including the Company’s Series B and Series C preferred stock for so long as such preferred stock remains outstanding. Holders of Common Stock are entitled to one vote per share in all matters to be voted upon by shareholders. Certain amendments to the Company’s restated certificate of incorporation, as amended, or the approval of certain business combinations, require the approval of at least 75% of the Company’s outstanding capital stock entitled to vote. Removal of a director from the Company’s board of directors requires the approval of at least 66 2/3% of the outstanding capital stock entitled to vote.

Holders of our Common Stock are not entitled to preemptive rights, and will be notified of any stockholders’ meeting according to applicable law. If the Company liquidates, dissolves or winds-up its business, either voluntarily or involuntarily, our common stockholders will share equally in the assets remaining after creditors and preferred stockholders are paid.

Additionally, on September 22, 2009, the board of directors of the Company of declared a dividend distribution of one right (each a "Right") for each outstanding share of Common Stock to stockholders of record at the close of business on October 16, 2009 (the "Record Date"). Subject to the below description, each Right entitles the registered holder to purchase from the Company one share of Common Stock at an exercise price of $75.00, subject to adjustment (as adjusted from time to time, the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement, dated as of September 22, 2009 (the "Rights Agreement"), between the Company and Computershare Trust Company, N.A., as Rights Agent.

Initially following the Record Date, the Rights are attached to all certificates representing shares of Common Stock then outstanding, and no separate Rights Certificates (as defined in the Rights Agreement) were distributed. Unless previously redeemed by the board of directors of the Company in accordance with the Rights Agreement, the Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (a) 20 days following the Stock Acquisition Date (as defined below) or (b) 20 days (or such later date as the board of directors of the Company shall determine, provided that no deferral of such date may be made by the board of directors of the Company at any time during the Special Period (as defined below)) after the date a tender or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock is first published, sent or given to the Company’s stockholders. The "Special Period" is defined as the 180-day period following the effectiveness of any election of directors, occurring after a public announcement (and prior to the withdrawal or abandonment of such announcement) by a third party of an intent or proposal to engage (without the current and continuing concurrence of the board of directors of the Company) in a transaction involving an acquisition of or business combination with the Company or otherwise to become an Acquiring Person (as defined below), which election results in a majority of the board of directors of the Company being comprised of persons who were not nominated by the board of directors of the Company in office immediately prior to such election.

The "Stock Acquisition Date" is defined as the earlier of (a) the first date of public announcement by the Company that any person or group (other than certain exempt persons or groups) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the shares of Common Stock then outstanding or (b) the date that any person enters into an agreement with the Company or any of its subsidiaries providing for an Acquisition Transaction (as defined below) (any person described in clause (a) or clause (b) above is referred to as an "Acquiring Person"). None of Margaret Lumpkin Keon, Mary Lumpkin Sparks and Richard Anthony Lumpkin or any of their respective spouses or descendants or certain related trusts or other entities (or a group comprised solely of such persons) will be deemed to be an Acquiring Person as long as all such persons beneficially own less than 40.1% of the outstanding shares of Common Stock. An "Acquisition Transaction" is defined as (i) a merger, consolidation or similar transaction as a result of which stockholders of the Company will own less than 60% of the outstanding shares of Common Stock or the common stock of a publicly traded entity which controls the Company or into which the Company has been merged or otherwise combined (based solely on the shares of Common Stock received by such stockholders, in their capacity as stockholders of the Company, pursuant to such transactions), (ii) a purchase or other acquisition of all or a substantial portion of the assets of the

Company and its subsidiaries, or (iii) a purchase or other acquisition of securities representing 15% or more of the shares of Common Stock then outstanding.

Following the Record Date and until the Distribution Date, (a) the Rights will be evidenced by the Common Stock certificates and will be transferred only with such Common Stock certificates, (b) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificate for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights will not be exercisable until the Distribution Date and will expire at the close of business on September 22, 2019, unless earlier redeemed by the Company as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event (a "Flip-in Event") that any person, at any time after the date of the Rights Agreement, becomes an Acquiring Person, each holder of a Right thereafter will have the right to receive, upon exercise thereof, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price. Notwithstanding any of the foregoing, following the occurrence of a Flip-in Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person, any of its associates or affiliates, and certain of its transferees, will be null and void. Moreover, the Rights will not be exercisable following the first occurrence of a Flip-in Event until such time as the Rights are no longer redeemable by the Company as described below.

In the event that, at any time following the Stock Acquisition Date, (a) the Company is acquired in a merger or other business combination transaction, or (b) 50% or more of the Company’s assets or earning power is sold or transferred (each, a "Flip-over Event"), each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise thereof, common stock or other securities of the acquiring company having a value equal to two times the Purchase Price.

The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time in accordance with customary anti-dilution provisions.

With certain exceptions, no adjustment to the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares will be issued. Instead, a cash payment will be made in lieu of fractional shares based on the market price of the Common Stock on the most recent trading day during which a trade occurred prior to the date of exercise.

At any time after the Rights become exercisable for Common Stock, the board of directors of the Company may exchange the unexercised Rights (other than Rights owned by any Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment). Notwithstanding the foregoing, no such exchange of the Rights may be authorized by the Board during the Special Period or at any time when the Rights are not redeemable.

The board of directors of the Company is empowered to redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price") at any time before the earlier of (a) the close of business on the 20th day following the Stock Acquisition Date or (b) the final expiration date of the Rights. Immediately upon the action of the board of directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Notwithstanding the foregoing, in the event that after a public announcement (and prior to the withdrawal or abandonment of such announcement) by a third party of an intent or proposal to engage (without the current and continuing concurrence of the board of directors of the Company) in a transaction involving an acquisition of or business combination with the Company or otherwise to become an Acquiring Person, there is an election of directors (whether at one or more stockholder meetings and/or pursuant to written stockholder consents) resulting in a majority of the board of directors of the Company being comprised of persons who were not nominated by the board of directors of the Company in office immediately prior to such election, then following the Special Period, the Rights, if otherwise then redeemable, will only be redeemable by the board of directors of the Company either (a) if the board of directors of the Company has followed certain prescribed procedures or (b) in any other case, provided that, if in any such other case the board of directors’ decision regarding redemption and any acquisition or business combination is challenged as a breach of fiduciary duty of care or loyalty, the directors can establish the entire fairness of such decision without the benefit of any business judgment rule or other presumption. The procedures required under clause (a) include: (i) the retention of an independent financial advisor, and the receipt by the board of directors of the Company of (1) the views of such advisor regarding whether redemption of the Rights will serve the best interests of the Company and its stockholders, or (2) such advisor's statement that it is unable to express such a view, setting forth the reason therefor; and (ii) with respect to any pending acquisition or business combination proposal, (1) the implementation by the board of directors of the Company, with the advice of its independent financial advisor, of a process and procedures which the board of directors of the Company and such advisor conclude would be most likely to result in the best value reasonably available to stockholders, (2) receipt of a fairness opinion from such advisor, and the board of directors of the Company determining, and such advisor confirming, that it has no reason to believe that a superior transaction is reasonably available, and (3) execution of a definitive transaction agreement.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) or for common stock of an acquiring company as set forth above. The Rights Agreement may be amended by the board of directors of the Company without the approval of any holders of Rights (a) prior to the Distribution Date, in any manner and (b) after the Distribution Date, in order to (i) cure any ambiguity, (ii) correct or supplement provisions which may be defective or inconsistent, (iii) make changes which do not adversely affect the interests of holders of Rights (other than those held by an Acquiring Person or certain related persons) or (iv) shorten or lengthen any time period under the Rights Agreement (including the time period governing redemption), provided that no supplement or amendment to the Rights Agreement may be made during the Special Period or at any time when the Rights are nonredeemable other than supplements or amendments of the type contemplated by clause (i) or (ii) above. The Rights may have certain anti-takeover effects. The Rights will cause a substantial dilution to a person or group that attempts to acquire the Company unless the acquisition is conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination properly approved by the board of directors of the Company. The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement.

Item 2.        Exhibits
Pursuant to the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed with this registration statement on Form 8-A, as the securities being registered on this form are being registered on an exchange on which no other securities of the Company are registered and are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FIRST MID-ILLINOIS BANCSHARES, INC.

Dated: April 30, 2014                By:

Name: Joseph Dively
Title: Chairman and Chief Executive Officer